Exhibit 99.1

X Financial Regains Compliance with NYSE Minimum Price Continued Listing Criterion

SHENZHEN, China, December 3, 2020 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced that it has received a notification letter from the New York Stock Exchange (the “NYSE”) dated December 2, 2020, informing the Company that it has regained compliance with the NYSE’s continued listing criterion of a minimum share price as set forth in Section 802.01C of the NYSE Listed Company Manual.

As previously announced, the Company received a letter from the NYSE dated April 28, 2020 notifying the Company that it was below compliance standards due to the fact that the average closing price of the Company’s American depositary shares (the “ADSs”) was less than $1.00 for a consecutive 30 trading-day period. In order to regain compliance with the minimum share price requirement, the Company changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing two (2) Class A ordinary shares to one (1) ADS representing six (6) Class A ordinary shares. The change of the ADS ratio became effective on November 19, 2020.

On December 2, 2020, NYSE provided confirmation to the Company that its average closing share price for the consecutive 30-trading days ended November 30, 2020 was above the NYSE’s minimum requirement of $1.00 per share. Accordingly, the Company is no longer considered below the $1.00 continued listing criterion and has regained compliance on this matter.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

X Financial

Mr. Frank Fuya Zheng

Email: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com